

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

06018849

14 November 2006

Securities & Exchange Commision
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3318
        Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 November 2006, Re: Thirty-First Annual General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary .

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286

PROCESSED

DEC 0 1 2006

THOMSON
FINANCIAL



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 13/11/2006 05:31:47 PM
Submitted by AMSTEEL on 13/11/2006 05:37:10 PM
Reference No AA-061113-446C9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● Announcement ○ Reply to query

* Subject :

THIRTY-FIRST ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Thirty-First Annual General Meeting of the Company held on 13 November 2006, the shareholders have approved the following:

1. the re-appointment of Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

2. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

    (a) Authority to Directors to issue shares

    "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

    (b) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

    "That approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2006 subject to the following:

        (i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

        (ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

            (a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

AMSTEEL CORPORATION BERHAD (20667-M)

1

(b)   any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a)   the nature of the Recurrent Transactions entered into; and

(b)   the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i)   the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii)   the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

13 NOV 2006

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

14 November 2006

Securities & Exchange Commision
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3319
         Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 November 2006, Re:
Twenty-Eighth Annual General Meeting for filing pursuant to exemption No. 82-3319 granted to
Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                            ADR Department
                            101 Barclay St., 22nd Floor
                            New York
                            NY 10286



Form Version 2.0
General Announcement
Ownership transfer to SILVERSTONE CORPORATION on 13/11/2006 05:33:08 PM
Submitted by SILVERSTONE CORPORATION on 13/11/2006 05:38:59 PM
Reference No SC-061113-45B96

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type   :   ● Announcement   ○ Reply to query

* Subject :
TWENTY-EIGHTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Twenty-Eighth Annual General Meeting of the Company held on 13 November 2006, the shareholders have approved the following:-

1. the re-appointment of Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

2. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:-

    (a) Authority to Directors to issue shares

    "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

    (b) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

    "THAT approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2006 subject to the following:

        (i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

        (ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

SILVERSTONE CORPORATION BERHAD (41515-D)

1

(a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(b) any one of the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the lower;

and it is made amongst others, based on the following information:

(a) the nature of the Recurrent Transactions entered into; and

(b) the class of related parties involved in the Recurrent Transactions and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....
Secretary
13 NOV 2006

2